Holland & Knight	Tel. 212 513 3200 Fax. 212 385 9010	Holland & Knight LLP 195 Broadway, 24th Floor New York, NY 10007 www.hklaw.com
Frode Jensen 212 513 3462 Frode.Jensen@hklaw.com

May 22, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mellissa Campbell Duru, Special Counsel

Securities Exchange Act of 1934

Section 14(a), Rule 14a-9

Re:	Trico Marine Services, Inc. (“Trico”) — Additional Soliciting Materials on Schedule 14A Filed May 13, 2009 by Kistefos As, Christen Sveaas, and Age Korsvold File No. 1-33402

Ladies and Gentlemen:

On behalf of Kistefos AS, Christen Sveaas and Åge Korsvold (collectively, “Kistefos”),  we acknowledge receipt of your letter dated May 19, 2009 concerning a press release that Kistefos issued and filed with the Commission on May 12, 2009.  Please find below Kistefos’ response to the comments you raised in this letter.

1.             Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.  Refer to Rule 14a-9.

Kistefos will avoid these statements in future filings.

In your letter, you state that Kistefos should refrain from making statements suggesting that the “Board is not committed to working on behalf of stockholders’ best interests or improving stockholder value.” In its press release, Kistefos stated that “Trico’s Board has called into question its commitment to improving stockholder value for all stockholders through this transaction, which appears to benefit a small group of bondholders with improved terms at the direct expense of Trico’s stockholders, who will suffer significant dilution.”  Kistefos respectfully submits that when the exchange transaction was announced on May 11, 2009, the terms appeared to be so favorable to bondholders and unfavorable to stockholders, that it was questionable whether this transaction was in the best interests of  the stockholders.

Indeed, this transaction provides the bondholders with the following benefits:

•                  the term of the debt was reduced by 15 years to 2013 from 2028;

•                  the coupon rate was raised to 8.125% from 6.5%;

•                  the conversion price was lowered to $14 from $40 per share

•                  the exchange resulted in a swap of unsecured debt for secured debt;

•                  the make-whole provision was kept in place and only delayed two years; and

•                  the transaction resulted in a significant economic dilution for stockholders.

Kistefos believes that if Trico had the best interests of its stockholders’ in mind, it would have considered alternatives that would have offered stockholders an opportunity to support a less onerous and possibly longer-term refinancing through the contribution of additional capital.  Trico did not approach Kistefos to explore its interest in supporting such alternatives.  In addition, if conceding these onerous terms was justified by a material deterioration in Trico’s earnings or a possible event of default under its existing financing agreements, Kistefos believes that Trico failed to provide timely disclosure of such facts.

You also state that Kistefos should refrain from statements suggesting that “Trico’s management may be taking steps to entrench itself” or statements in which it expresses its hope that “Trico does not take further actions that may obstruct stockholder interests by interfering with the upcoming annual meeting, by manipulating the meeting date or the record date.”  We respectfully submit that that these statements should be read in light of the circumstances in which they were made.  We concede that Trico ultimately did not manipulate the record date, although it was unusually late in announcing the date of its meeting.  At the time—less than 30 days from the date that Trico would ultimately chose to hold its meeting—Trico had not yet announced the date of its annual meeting.  After having suffered several attempts by Trico to prevent stockholders from voting on its proposals on what we believe are unfounded legal grounds, Kistefos was legitimately concerned that Trico could manipulate the corporate machinery to prevent stockholders from voting on its proposals at the annual meeting and wanted to state publicly that it was committed to see this vote take place.

2.             Please provide support for your assertion that by engaging in the debt exchange transaction, the company “chose to substantially dilute its existing stockholders in the process when other, more affordable and less dilutive options could have been pursued.”

As discussed above, Kistefos believes that Trico may not have considered more affordable and less dilutive options available to pursue a debt reduction transaction because it apparently did not consider a transaction in which the existing stockholders would participate. In any event, it did not consult with Kistefos, its largest stockholder, as to Kistefos’ willingness to support such a transaction by providing additional capital which could have permitted Trico to seek better refinancing terms than were obtained in the debt exchange transaction.

If you would like to discuss this matter, please contact me at (212) 513-3462, or at Frode.Jensen@hklaw.com, or my colleagues François Janson at (212) 513-3266, or at Francois.Janson@hklaw.com or Aaron Goldberg at (212) 513-3231, or at Aaron.Goldberg@hklaw.com

Very truly yours,

/s/ Frode Jensen
Frode Jensen